ABN 32 009 220 053

PRESS RELEASE

December 18, 2007

Atlas South Sea Peal Limited Announces Termination of the Depository Agreement with the Bank of New York

Atlas South Sea Pearl Ltd (“Atlas” or the “Company”) announces that it has given notice to the Bank of New York (“BNY”) that it wishes to terminate its Depository Agreement which has been in place since October 1994. The Directors believe that the increasing reporting costs and compliance obligations that are imposed by remaining as a registered company under the Securities Exchange Act of 1934 (“Exchange Act”) are not commensurate with the potential benefit of such a listing and are overly onerous on a relatively small business that’s fundamental focus is on Australian investment market.

The effect of the cancellation of the Depository Agreement with BNY is that existing ADR’s will be converted to ordinary shares in the ratio of twenty (20) ordinary shares for each ADR. These ordinary shares will be listed and tradeable on the Australian Stock Exchange (“ASX”). Existing ADR holders will have until the 14th January 2008 to trade their ADR’s on the Over the Counter Bulletin Board (“OTCBB”). If the existing ADR holders choose to relinquish their rights to convert the ADR’s to ordinary shares, the underlying shares will be sold and the ADR holder will be entitled to receive the proceeds from this sale.

In July 2007, Atlas downgraded its ADR’s to a level 1 program and moved its listing from the Nasdaq Small Cap Market to OTCBB. This was the first step towards the deregistration of the Company’s shares from the Securities Exchange Commission (“SEC”). Following the cancellation of the ADR program, the Company will seek deregistration of its shares under the Exchange Act. The Company’s shares will continue to be traded on the ASX and it will maintain its continuous disclosure of market sensitive information through public announcements to the ASX, which are also published on the Company’s web site, the Company’s annual report and regular shareholder updates which are issued to keep all shareholders informed.

As at the end of November 2007, there were 198,287 ADR’s on issue representing 3,965,740 shares (4.46% of shares on issue). The trading history for the company’s ADR’s (ticker - APCFY) in the previous 12 months is as follows:

For the Quarter Ended	High Closing Price (US$)	Low Closing Price (US$)
December 31, 2006	7.60	4.70
March 31, 2007	7.99	6.30
June 30, 2007	8.70	6.80
September 30, 2007	10.35	6.75

For the Month Ended	High Closing Price (US$)	Low Closing Price (US$)
October 31, 2007	7.60	7.10
November 30, 2007	6.85	7.30
December 10, 2007	7.45	7.50

The market value of the ADR’s on issue is approximately US$1.5 million.